Revolut Securities Inc.
Statement of Financial Condition
December 31, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Revolut Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Irving Place, Suite 4013

(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gabriel Vallejo	917-397-6533	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP (Name – if individual, state last, first, middle name)

One Bush Street, Suite 1800	San Francisco	CA	94104
(Address)	(City)	(State)	(Zip Code)

October 8, 2003 (Date of Registration with PCAOB)(if applicable) 243 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gabriel Vallejo, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Revolut Securities Inc, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Gabriel Vallejo 4/14/22

CEO

Notary Public

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Revolut Securities Inc.
Index



Tel: 415-397-7900
Fax: 415-397-2161
www.bdo.com

One Bush Street, Suite 1800
San Francisco, CA 94104

Report of Independent Registered Public Accounting Firm

Revolut Securities Inc.
New York, New York

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Revolut Securities Inc. (the "Broker-Dealer") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2021.

San Francisco, California

April 14, 2022

Revolut Securities Inc.
Statement of Financial Condition
As of December 31, 2021

Assets		
Cash	$	1,472,506
Deposit, held at clearing broker		250,000
Prepaid expenses and other assets		27,451
Total assets	$	1,749,957
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	244,435
Due to related parties		95,288
Total liabilities		339,723
Stockholder's equity		
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding	$	10
Additional paid-in capital		2,388,410
Accumulated deficit		(978,186)
Total stockholder's equity		1,410,234
Total liabilities and stockholder's equity	$	1,749,957

The accompanying notes are an integral part of this statement of financial condition.

1.   **Organization**

Revolut Securities Inc. (the "Company"), was incorporated in Delaware on May 14, 2019. On June 16, 2021, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is an introducing broker-dealer and was established to engage in retail brokerage activity, utilizing their mobile application trading platform. The Company has not commenced principal operations and is dependent on additional capital resources for the development of its business activities. The Company's business activities are subject to significant risk and uncertainties including regulatory requirements, competition and onboarding customers.

The Company operates under the exemptive provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Financial Instruments - Credit Losses
The Company's allowance for credit losses on financial assets reflect management's estimate of credit losses over the remaining expected life of such assets. These expected credit losses are measured based on historical experience, duration outstanding, credit quality of the counterparty, current condition and forecasts that affect the collectability of the reported amounts.

Stock Based Compensation
Stock based compensation is measured based on the fair value of the award and recognized over the required service or vesting period. The fair value of option is estimated using the option pricing model, assuming a fully-diluted basis. Restricted stocks are estimated under a Current Value Method, which allocates the equity value to the various equity interests in a business as though the business were to be sold. Forfeited awards are accounted for by adjusting the actual expense recognized in the reporting period to the actual number of awards that have vested.

3

Income Taxes

The Company was organized as a corporation for federal tax purposes. The Company's taxable income and loss are reported on the consolidated tax return of the Parent and its subsidiaries. The Company uses a method that allocates current and deferred taxes as if it were a separate tax payer. Income taxes are provided under the provisions of ASC 740, "Accounting for Income Taxes". Accordingly, the Company recognizes the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

The Company also applies ASC Topic 740-10, "Accounting for Uncertainty in Income Taxes" which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves. As of December 31, 2021, there are no uncertain tax positions.

3.   **Related Party Transaction**

In June 2021, the Company entered into an expense sharing agreement with Revolut Technologies Inc (the "Affiliate"), its affiliate, to allocate occupancy, general overheads and salaries and payroll related expenses. As of December 31, 2021, $95,288 is classified as due to related parties on the Statement of Financial Condition.

As of December 31, 2021, the Company had a payable of $892 owe to its parent, Revolut Ltd (the "Parent"). The Parent made payments on behalf of the Company for certain operating expenses. This amount is included in due to related parties on the statement of financial condition at December 31, 2021.

4.   **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 or 8 to 1 for 12 months after commencing business as broker or dealer. At December 31, 2021, net capital of $1,382,783, exceeded the required net capital minimum of $42,465 by $1,340,318. The Company net capital ratio was 0.25 to 1.

5.   **Clearing broker and clearing expenses**

The Company signed a clearing agreement with its clearing broker, DriveWealth, on a fully disclosed basis. Per the clearing agreement, the Company is responsible for minimum monthly payments for clearing expenses.

6.   **Income Taxes**

The Company is taxed as a C Corporation. Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The realization of deferred income tax assets is assessed,

and a valuation allowance is recorded if it is more likely than not that all or a portion of the deferred tax assets will not be realized. More likely than not is defined as greater than a 50% probability. All positive and negative evidence is considered to determine whether a valuation allowance is needed. The Company has incurred losses since inception and maintains a full valuation allowance on its deferred tax assets. Therefore, there are no tax-related balances due to or from affiliates at December 31, 2021.

The Company uses a comprehensive model for recognizing, measuring, presenting and disclosing in the consolidated financial statements uncertain tax positions taken or expected to be taken on a tax return. A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the more likely than not criterion, no tax benefit is recorded.

7. **Concentration of Credit Risk**

The Company maintains its cash balance in a bank account at one financial institution, and at times the balance may exceed the federally insured limit. At December 31, 2021, the Company has approximately $1,222,500 in excess of the insured limits. The Company has not experienced any losses in such accounts.

8. **COVID-19**

The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern." The global impact of the outbreak continues to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The pandemic could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 could have a material adverse effect on the Company's future results of operations, financial position and liquidity.

9. **Subsequent Events**

The Company has evaluated subsequent events through April 14, 2022, the date of issuance of these financial statements. Based on this evaluation, the Company has determined that no events have occurred that were to be recognized or disclosed in the financial statements.